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Jan Lucanus <jan@creativeimpulseent.com>

I am Proud to present... ReelwUrld's VISION Video

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Jan Lucanus <jan@creativeimpulseent.com> Thu, Nov 11, 2021 at 8:06 PM
To: Jan Lucanus <jan@reelwurld.com>
Bcc: John Machado <tereibo@yahoo.com>, Santiago Botero <sboteroy.93@gmail.com>, Jeff Annison <jeff@legionm.com>, Paul Bianco <paul@graphitefinancial.com>, Hadi <hadi@onprocessing.com>, fay@ventureoutny.com, Weird Enough Productions <tonyw@weirdenoughproductions.com>, Lee Broda <lee@lbentertainment.co>, Nicole <nicoledeane@gmail.com>, Marge Dean <mdean@ellation.com>, Sina Mohajer <smohajer@mohajerlawfirm.com>, Alrick A Brown <ab1125@nyu.edu>, "Liu, Vanessa" <vanessa.liu@sap.com>, Temi <temi.coker2@gmail.com>, "Steinberger, David" <davids@comixology.com>, Mariana Silva <Mariana.s.v.silva@gmail.com>, Clark Landry <clarklandry@gmail.com>, Tammy Kwan <tammy@cognitivetoybox.com>, Mim Ingvarson <mim@moxiereader.com>, Ronit Avni <ronit@localizedlearning.com>, ajay@coreapp.co, joy@secondaccent.com, emasie@secondaccent.com, tom@coreapp.co, maria@honkytonk.fr, christian@opphub.net, abraham@cognitivetoybox.com, arnaud@honkytonk.fr, behzad@medaux.com, ujjwala@opphub.net, jasonyoon@opphub.net, matt.wallaert@cloverhealth.com, brenden@cognitivetoybox.com, dani@invibed.com, elnaz@medaux.com, Marc Klasfeld <marc@rhfilms.com>, Caroline Olkowski <carolineolkowski@gmail.com>, Hillary Cutter <hillary@cutterproductions.com>, Luke Sandler <lukesandler@gmail.com>, sherrilynkenyon@gmail.com, Rick Allen <rickallen@snagfilms.com>, Michael Strasser <mstrasser4@gmail.com>, Michael Counts <michaelcounts@mac.com>, Michael DePasquale Jr <mdpent@mawn.net>, odessa rae <odessarae@gmail.com>, aykim@pipeline.com, Mike Tristano <mtristano@sbcglobal.net>, Jeff Clanagan <jclanagan@lionsgate.com>, ekowan@lionsgate.com, "Candice C. Wilson" <ccwilson@lionsgate.com>, "King, Brett" <brett_king@spe.sony.com>, Utkarsh Ambudkar <utkarsh.ambudkar@gmail.com>, 1mariela.arana@gmail.com, gilfordvanessa61@gmail.com, Luke Williams <lwilliam@stern.nyu.edu>, Michael Lewis <mikelewisgsb@gmail.com>, Ezra Sacks <es21@nyu.edu>, david.irving@nyu.edu, Patrick Brennan <patrick@ninedotentertainment.com>, Craig Cohen <ccohen@mszpc.com>, Christopher Jackson <cjackson@westlyhouse.com>, CK LIN <chihkang.ck.lin@gmail.com>, Christine Dimmick <christine@goodhomeco.com>, Alfie Rustom <alfie.writes@gmail.com>, Zach Shelton <zach@willowrd.com>, Zach Cryder <zach.cryder@gmail.com>, Kael Roberts <kael.roberts3@gmail.com>, KLR <karinlilinyc@gmail.com>, Pak Chu <paknchu@gmail.com>, cynroth@msn.com, Mekhi Tudor <khyloremstudios@gmail.com>, "Antonio J. Rojo Román" <rojo_web@hotmail.com>, Rebecca Karr <rebecca@getbeetbox.com>, Scott Gabriel <sgabriel@arcadiacreative.com>, aHMED best <ahmedbest@bisnmedia.com>, "Craig M. Spierer" <CSpierer@harrisbeach.com>, Aldous Davidson <aldousdavidson@gmail.com>, Kevin Frederick <gkproductionshd@gmail.com>, Hannes Bend <hannesbend@gmail.com>, Greg Mertz <gmertz@chalkboardmusic.com>, Shazia Choudri <shazia@getbeetbox.com>, Igor Belyayev <igorbelyayev1@gmail.com>, Rosie Lopez <rosie@tommyboy.com>, Thomas Silverman <thomas.silverman@tommyboy.com>, Thomas Redis <t.redis@gmail.com>, Suz Somersall <suz@kirakira.com>, Susan Lindner <susan@emergingmediapr.com>, Susanna Pollack <susanna@gamesforchange.org>, AaronLARP <aaron@larpcensus.org>, Jeff Gomez <jeff@starlightrunner.com>, Gerald Forster <gerald@welcomeearth.tv>, Justin Weinberg <jb@101edu.co>, Matthew Weitz <matthewweitzfilm@gmail.com>, alexykz@yahoo.com, Matt Candel <matt.candel@gmail.com>, Bryan Koch <bryan@brykoch.com>, Maya Koenig <mayaekoenig@gmail.com>, kalaiaham@hotmail.com

Dear Friends and Colleagues,

At risk of making this sound **too epic**, the video below represents a glimpse into my life's work, the combined efforts of many brilliant and forward thinking people, and something that will live far past our current generations. My film tech startup ReelwUrld is pioneering a new industry of "social-filmmaking" - the process of making movies, shows, commercials and more with the audience participating in producing the content. As part of the spirit of this endeavor, we are pre-launch on our equity crowdfunding campaign to allow anyone to own a stake in the company. You'll find our vision video - which took over a year to put together - at the top of our WeFunder page below:

https://wefunder.com/reelwurld

Personally, I really put myself out there on this video, as I'm bringing together skill sets that several notable people in my life told me to leave behind at one point or another at risk of being perceived as "flaky". It was a challenge for me to walk into certain rooms embodying all the cares that make up me, so I learned to compartmentalize. That was surely valuable at times, but the risk I continually faced was accepting a less integrated version of myself. I'm a creator and producer that raps and trains martial arts. I grew up in the comics business and studied video games and filmmaking. I build systems and I play in them. That's me. Therefore, in the video above, I rap, breakfall into comics, talk film, business, and more with the great people that have joined me on this journey.

There's lots of ways to be supportive here, including:

- **Reserving** your investor position (starts at $100). - *Investors in the first $150K get perks and over a third of that is already reserved.*
- **Following** our progress on WeFunder by clicking the "heart" button on our profile.
- **Sharing** our campaign with others.
- **Vouching** for us by leaving a nice comment on the WeFunder page (*I will be sending out more invites for this one soon*).

As further evidence of the impact our team and our content is making. Take a look at these strong updates:

- ReelwUrld's General Counsel Mark Hiraide (who literally wrote *the* book on equity crowdfunding) got his progressive new bill passed in California days ago that will give small businesses more dynamic access to crowdfunding.
- "*Justice For Hire*…if you know, you know." Words of a fan and cosplayer on social media that is telling their TikTok audience about plans to join our show. We reposted here.
- Our 23rd Justice For Hire Hero Meetup is Saturday on Zoom and you can RSVP here.

Before I close out, I must share that I went with my family to the LA Immersive Van Gogh exhibit last week (I rap about that here), as well as the Academy Museum of Motion Pictures. I highly recommend both. My note here is on the last moments of the Academy experience, where a corridor to an exit has two massive screens on either side scrolling quotes from a slew of filmmakers stating their perspectives of what the future of filmmaking is. There are many perspectives. I honestly believe ours is the most true.

The future of filmmaking is you. It's all of us. Working together.

LOL I'm fully aware that that statement is so broad that it's hard not to be true. Yet, it's sincere. That's what our vision video is all about, and what ReelwUrld is pioneering with believers around the world. I hope you join us.

Thanks as usual for the love and support.

With Love,
Jan L.

Obligatory disclaimer for SEC purposes:

ReelwUrld is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.

Jan Lucanus
Founder - CEO
Creative Impulse - ReelwUrld™
[redacted]
www.CreativeImpulseEnt.com
ReelwUrld.com
JanLucanus.com

Find Creative Impulse™ Comics on comiXology

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Date: Thu, 11 Nov 2021 20:06:52 -0800
Subject: I am Proud to present… ReelwUrld's VISION Video
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To: Jan Lucanus <jan@reelwurld.com>
Cc:
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Date: Thu, 11 Nov 2021 20:06:52 -0800
Subject: I am Proud to present… ReelwUrld's VISION Video
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From: Jan Lucanus <jan@creativeimpulseent.com>
To: Jan Lucanus <jan@reelwurld.com>
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Date: Thu, 11 Nov 2021 20:06:52 -0800
Subject: I am Proud to present… ReelwUrld's VISION Video
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From: Jan Lucanus <jan@creativeimpulseent.com>
To: Jan Lucanus <jan@reelwurld.com>
Cc:
Bcc: christian@opphub.net
Date: Thu, 11 Nov 2021 20:06:52 -0800
Subject: I am Proud to present... ReelwUrld's VISION Video
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Final-Recipient: rfc822; joy@secondaccent.com
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550-5.1.1 double-checking the recipient's email address for typos or
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---------- Forwarded message ----------
From: Jan Lucanus <jan@creativeimpulseent.com>
To: Jan Lucanus <jan@reelwurld.com>
Cc:
Bcc: joy@secondaccent.com
Date: Thu, 11 Nov 2021 20:06:52 -0800
Subject: I am Proud to present… ReelwUrld's VISION Video
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Your message to **vanessa.liu@sap.com** has been blocked. See technical details below for more information.

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550 5.4.1 Recipient address rejected: Access denied. AS(201806281)
[VE1EUR03FT059.eop-EUR03.prod.protection.outlook.com]
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Final-Recipient: rfc822; vanessa.liu@sap.com
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Remote-MTA: dns; sap-com.mail.protection.outlook.com. (104.47.9.36, the server for the domain sap.com.)
Diagnostic-Code: smtp; 550 5.4.1 Recipient address rejected: Access denied. AS(201806281)
[VE1EUR03FT059.eop-EUR03.prod.protection.outlook.com]
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---------- Forwarded message ----------
From: Jan Lucanus <jan@creativeimpulseent.com>
To: Jan Lucanus <jan@reelwurld.com>
Cc:
Bcc: vanessa.liu@sap.com
Date: Thu, 11 Nov 2021 20:06:52 -0800
Subject: I am Proud to present… ReelwUrld's VISION Video
----- Message truncated -----

Jeff Annison <jeff@legionm.com> Fri, Nov 12, 2021 at 12:35 AM
To: Jan Lucanus <jan@creativeimpulseent.com>

Good luck with your raise, Jan! The pitch video is epic. You def put yourself out there, but the risk pays off and I think it works brilliantly. Really well done! Wish you guys the best!

Best,

j

Jeff Annison
Cofounder and President
www.legionm.com

[Quoted text hidden]

Jan Lucanus <jan@creativeimpulseent.com> Fri, Nov 12, 2021 at 11:00 AM
To: Jeff Annison <jeff@legionm.com>

Thanks so much Jeff! Really means a lot coming from you. You've given us so much inspiration, especially for me personally. When folks thought my strategy was nuts, I'd look to you and Paul and feel recharged on following through. Once we finish this raise, I'd like to reconnect on building a wUrld for a Legion M property. Joining forces will surely be epic.

With Love,
Jan L.
[Quoted text hidden]
--

Jan Lucanus
Founder - CEO
Creative Impulse - ReelWurld
T.: [redacted]
Film @ CreativeImpulseEnt.com
Tech @ Reelwurld.com
Me @ JanLucanus.com

Confidentiality Notice: The information contained in and transmitted with this communication is strictly confidential, is intended only for the use of the intended recipient, and is the property of Creative Impulse Entertainment, Inc. or its affiliates and subsidiaries. If you are not the intended recipient, you are hereby notified that any use of the information contained in or transmitted with the communication or dissemination, distribution, or copying of this communication is strictly prohibited by law. If you have received this communication in error, please immediately return this communication to the sender and delete the original message and any copy of it in your possession.

Se[redacted]r great spelling via mobile.

Jeff Annison <jeff@legionm.com> Fri, Nov 12, 2021 at 12:59 PM
To: Jan Lucanus <jan@creativeimpulseent.com>

Sounds fantastic, Jan. Thanks so much! Go get 'em!

j

Jeff Annison
Cofounder and President
www.legionm.com

[Quoted text hidden]

Thomas Redis <t.redis@gmail.com> Fri, Nov 12, 2021 at 2:41 PM
To: Jan Lucanus <jan@creativeimpulseent.com>

finally... will look this weekend :)
[Quoted text hidden]

Jan Lucanus <jan@creativeimpulseent.com> Fri, Nov 12, 2021 at 2:54 PM
To: Thomas Redis <t.redis@gmail.com>

Dude did you get your jawzrsize?

Jan Lucanus
Founder - CEO
Creative Impulse - ReelwUrld™
T.: [redacted]
www.CreativeImpulseEnt.com
ReelwUrld.com
JanLucanus.com

Find Creative Impulse™ Comics on comiXology

Confidentiality Notice: The information contained in and transmitted with this communication is strictly confidential, is intended only for the use of the intended recipient, and is the property of Creative Impulse Entertainment, Inc. or its affiliates and subsidiaries. If you are not the intended recipient, you are hereby notified that any use of the information contained in or transmitted with the communication or dissemination, distribution, or copying of this communication is strictly prohibited by law. If you have received this communication in error, please immediately return this communication to the sender and delete the

[Quoted text hidden]

Jan Lucanus <jan@creativeimpulseent.com> Fri, Nov 12, 2021 at 4:59 PM
To: mukesh@mukeshsinghart.com

Mukesh! Take a look!

Jan Lucanus
Founder - CEO
Creative Impulse - ReelwUrld™
[redacted]
www.CreativeImpulseEnt.com
ReelwUrld.com
JanLucanus.com

Find Creative Impulse™ Comics on comiXology

[Quoted text hidden]

Mukesh Singh <mukesh@mukeshsinghart.com> Mon, Nov 15, 2021 at 10:18 PM
To: Jan Lucanus <jan@creativeimpulseent.com>

Hello Jan

Great initiative :)

I also read your previous email about the proposal. Let know if we can discuss it sometime this weekend or early next week.

Best regards
Mukesh

'You have to have an idea of what you are going to do, but it should be a vague idea.'

[Quoted text hidden]

Gmail

People as Reminders of Purpose (Shoutout to Legion M, Vivek Tiwary, and more)

7 messages

Jan Lucanus <jan@creativeimpulseent.com> Fri, Nov 19, 2021 at 4:04 PM
To: Jan Lucanus <jan@reelwurld.com>
Bcc: Andra Roxana Stanciu <andraroxana.stanciu@gmail.com>, Autumn Noel <autnoel@gmail.com>, Evil Rocket Ship Audio Mechanix <evilrocketship@gmail.com>, Anna Kotyza <annaevakotyza@gmail.com>, Andrzej Cetnarski <andrzej@cybernationcentral.com>, Osyris Antham <nas1oak@gmail.com>, Anita Waxman <anitawax@gmail.com>, Demetrius Angelo <urbanactionshowcase@gmail.com>, Angelie Guilbaud <angeliebuddie@gmail.com>, Owen Ratliff <owen.ratliff@gmail.com>, Gaurav Misra <onemisra@gmail.com>, Chiyoko Osborne <chiyoko@precisionxdigital.com>, "[[Jason Okuma]]" <jason@jatiinc.com>, Gary Ousdahl <gary@advancedmanagement.tv>, Zoog Von Rock <zoog_angelspit@yahoo.co.uk>, Maria Gamonal <mgamonal@prodigynetwork.com>, Sage Michael <iamsmichael00@gmail.com>, Steve Krone <sgkrone@gmail.com>, "Krone, Steven" <sgk@msk.com>, "Hiraide, Mark" <mth@msk.com>, "Fusco, Peter" <pfusco@orrick.com>, estelamvaldez@hotmail.com, Jeff Gomez <jeff@starlightrunner.com>, Barry Navidi <barrynavidi@gmail.com>, Chip Massey <chip@chipmassey.com>, Adam Goyer <adam@adamgoyer.com>, Greg Lipper <Lippergreg@gmail.com>, Eran Polishuk <polishukeran@gmail.com>, Steven Cohen <leftybackhand@gmail.com>, Paul Quigley <pquigley@hofvc.com>, Paul Quigley <pquigley@hof.capital>, Richard Meyers <ricmeyers@gmail.com>, Robert Coombs <robert@idealfusion.com>, Dino Dogan - Made in NYC <dino@madeinnyc.com>, Brand Love <ravisood@mac.com>, Rabea Kruegel <rabea.kruegel@gmail.com>, Atit Shah <ashah03@gmail.com>, Adam Harris <AHarris@theassemblage.com>, Brian Frumberg <brian@ventureoutny.com>, Faaiz Khan <faaiz.haider@gmail.com>, Jason Earle • GOT MOLD? <jason@gotmold.com>, Jeff Gildersleeve <Jhgildersleeve@gmail.com>, Jeff Harleston <jeff.harleston@umusic.com>, Jeff Bonaldi <jeff@explorerspassage.com>, Jeff Ayers <jeffayers33@gmail.com>, Karate 4 Kids USA <karate4kidsusa@gmail.com>, Somnang Vann <somnangvann@yahoo.com>, Jenni Powell <jenni.powell@gmail.com>, Andy Weissman <andy@usv.com>, Andy Russell <andy@precisionxdigital.com>, Hinton Wells <hintonwells7@gmail.com>, Brendan Weafer <brendanweafer@gmail.com>, Patrick Brennan <patrick@ninedotentertainment.com>, Brian Knapp <brknapp@gmail.com>, HallowedBeThyName <glenysspuentevella@gmail.com>, Mom - Glenda Childress <glendareferrals@gmail.com>, Samuel Levine <sam@levineip.com>, Jeet Samarth Raut <thejeet@gmail.com>, Sam Wallace <sam@comic-con.org>, Vivek Tiwary <vivek@tiwaryent.com>, Tetiana Bogun <tetianabogun@gmail.com>, Bunny Yan <wasavyfashion@gmail.com>, Bonny Morlak <hello@bonnymorlak.com>, Summerly Horning <Summerly.nichole@gmail.com>, "Jan C. Childress" <childressj@coned.com>, Dad - Jan Childress <jcchildress7@hotmail.com>, Jordana Childress <jordanafchildress@gmail.com>, "Joan (Jenny) Morgenthau" <jmorgenthau@gmail.com>, Echo Hattix <echohattix@gmail.com>, Echo Hattix <echohattix@echoingsoundz.net>, Chinedu Echeruo <cuecheruo@gmail.com>, Manny Fernandez <mannyf@mac.com>, "Antonio J. Rojo Román" <rojo_web@hotmail.com>, "iLLspokinN ." <spokinn@gmail.com>, Bob Johnson <Bjohnjcj@gmail.com>, Bob Johnson <bjohnjcj@aol.com>, Brock Johnson <bj26@nyu.edu>, Ashley Brunner <ashley@bconsulting.org>, Ash Kaluarachchi <ash.kaluarachchi@startedaccelerator.com>, Asi Burak <asiburak@gamesforchange.org>, Relax with Adam <breathe@relaxwithadam.com>, Le' Jai' La Troi <lejailatroi@gmail.com>, nastenka2123@gmail.com, Errol Basdeo <errol.camera@gmail.com>, Jonathan Haigler <jonndesigns@yahoo.com>, "Jonathan D. Harber" <jonathandharber@gmail.com>, Taesong Kim <taesongkim@gmail.com>, David Uslan <soulgem00@gmail.com>, vguzman@wamventures.com, steve@ideafaktory.com, Donavan Mcleod <Donavan@thevanguardgrp.com>, Cynthia Cannell <cynthia@cynthiacannell.com>, HADIIYA BARBEL <visionaryhair@gmail.com>, Geevani Singh <geevani@gsmanagementgroupinc.com>, MS S <mike.i.sandoval@gmail.com>, Mike Rizkalla <mike@bravenew.world>, Emma Vaiserfirov <vais.emma@gmail.com>

Dear Friends and Colleagues,

It's been one week since we released our ReelwUrld Vision Video, and I'm in a state of deep gratitude over the beautiful notes I've received from many of you. One note in particular especially affected me. It was from Jeff Annison, president of Legion M, whom we know through our ReelwUrld advisor John Guenther (thanks John!). Legion M has been a significant beacon of light for ReelwUrld over the years. They are the darlings of the equity crowdfunding world, having set records in the industry from

launch all the way to their latest raise. For me, I've watched Jeff and his partner Paul Scanlan do what many in the film business thought was impossible with Legion M - fuel their very own studio - with the support of fans no less. In fact, I was hearing smart people tell me my vision with ReelwUrld was crazy WHILE watching Jeff and Paul prove them wrong. Therefore, you can imagine what a short note of encouragement from Jeff means to me. It got me thinking on the idea I want to share today: **finding people that remind you of your purpose.**

Before I go on, here's a few bullets on some great happenings from this past week and upcoming this weekend:

- ReelwUrld received the financial review required to launch our WeFunder campaign! That means we are days away from the official public launch, and you can still reserve your early position with perks for each tier of investment.
- We had our 23rd Hero Meetup for our Justice For Hire community last weekend. I learned powerful details on the mental work practiced by Shaolin monks from one of our cast members. Watch here.
- You can VOTE NOW for your favorite remake of an action scene from our competition with Urban Action Showcase, because…
- The Audience Choice Award will be announced SATURDAY 11.20.21 at 1pm EST / 10am PST on the UAS Facebook livestream during our panel with cast and special guest judges **Ric Meyers** (world's foremost action cinema historian & JFH cast member), **Mike Sandoval** (former Chair of New York Film Academy & ReelwUrld advisor), and **Sensei Donnie Jeffcoat** (Nickelodeon icon, martial arts trainer to Angelina Jolie on Marvel's *Eternals*).

Back to purpose, Jeff's note reminded me of something the late Wayne Dyer said during his *Power of Intention* talk. He referred to the ancient sage Patanjali as his mentor. Since my mom was so into Wayne Dyer when i was younger, I would hear this over and over and didn't get it. *How could Wayne have Patanjali as his mentor if they never knew each other?* I would ask myself.

I later understood the concept more deeply when my buddy Vivek Tiwary gave a Tedx Talk on his work creating the *Fifth Beatle* graphic novel for Darkhorse Comics. Vivek referred to the man that discovered The Beatles, manager Brain Epstein, as his "historical mentor".

Wayne Dyer's words clicked for me. I then started using this process rapidly in any area I could for self improvement.

As I identified people that deeply inspired me, I began to open my heart and mind to *feeling as if those people were teaching me directly on how to adapt their expertise to my life*. Kanye West to Kathleen Kennedy, George Lucas to Dwayne "The Rock" Johnson, Vivek (for having the best comic book creator PR campaign since Stan Lee) to Jeff & Paul for leading the new wave of audience-conscious film studios, I started feeling the same way I'd felt when I was in front of the greatest martial arts masters - like a sponge soaking up the details of a movement.

I also found this experience positioned me at a new level of coachability. I felt more magnetized than to people of great skill, and felt them more drawn to me, affording me new in-person mentors. I did find some danger in the learning curve, as we each have to forge our own paths, and sometimes I could either leave myself too open to the ideas of others, or when mentors are coaching me, they might

impose their ways on me more heavily than required. I've gotten better at maintaining equilibrium in these positions, and wanted to highlight this challenge in the process of receiving a purposeful charge from others.

The mechanics of what I'm proposing can be both simple and complex, and I'm happy to go into details for anyone interested. I would also recommend Todd Herman's *The Alter Ego Effect* for the high performance skill of giving oneself permission to embody any desired traits and behaviors (*Shoutout to Todd for being another supportive soul on this journey with JFH and ReelwUrld*). The book articulates a process used by top athletes and CEOs, and I see it to have profound spiritual implications as well that could drastically impact all religious thought, but I digress.

My point is, when few thought the idea for ReelwUrld and *Justice For Hire* could work, I would look to Jeff & Paul at Legion M. They put themselves out there and made it happen.

Higher power speaks through people. It speaks through musicians as music, to directors and producers as the films that call to them to be made. I believe the greatest of ideas are not our own, but the music of the universe being played through us. We all have to listen for the notes of the music of our daily experience.

I say, identify those people that remind you of your purpose, and consciously allow that current to go from them to you and out to the world.

The point is not to do what they do, but to honor the feeling of inspiration to do *what you need to do* to become the best version of yourself, which is the best version for the world.

Then, say thank you to those people, even if in a private way that they may not consciously be aware of. But it's great when they're aware of your existence too.

I love writing these posts. Thanks all for the continued support.

With Love,
Jan L.

ReelwUrld is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.

Jan Lucanus
Founder - CEO
Creative Impulse - ReelwUrld™
[redacted]
www.CreativeImpulseEnt.com
ReelwUrld.com
JanLucanus.com

Find Creative Impulse™ Comics on comiXology

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Subject: People as Reminders of Purpose (Shoutout to Legion M, Vivek Tiwary, and more)
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        b=gdcqpEbA6KZQUQ7dqtfYD39bY0IelmxhKzaghACCVIrgXV48LEkBi/uiYc7vxXO+f/RP/U
        IIlrctfHjovrVdiymjFhsd8VC41eIPpv3nQnqTOqm5RB8JEPFiq7xw1ePG76+hXh3UPrkj
        pmpaEViEjgxch4xJ4ACnZB74Rab82f3kXyK3QwDO0wmSf9tJdfJgIC1/nbVpg6UOP1Fb5Y
        SyvcNhjvH4eJwt3kZEIK2bGj9AZ39APEgtlt/52kW3tF/RZmgF3TDjk+SaWvsI7QYMcwsQ
        8Jwd6ZIvctjvinKUir0f5cZmGLShs529IohuKU2F8o3bK/9Bb3V52SiyWDXGJA==
ARC-Seal: i=1; s=201903; d=dkim.mimecast.com; t=1637366727; a=rsa-sha256;
        cv=none;
        b=FfMnMV3XQkMEsO2aajtWT375rvmxJNexLwuUjGZ1qLANHH7PAXO7tSdhnCmDILt+FWw/hi
        CNWBBPEDmMCaL2VTYXK3P2nLM/UZG0iMSdmR6nxjdGHNhGZulidub5abCLU8S/N+bM1fC2
        /RAMGGjASHpo7k/7S5PFUEjKQpjH3GuFueyujJKqD0TTW0xhru0bRtYoSjWcF9DY4rwZF6
        kLUwG8iDqbWnZHiOyrBEcJR46IxBUM/UYmJrnzz/iZ/lHdJagocfJ19Lf0ELNoLDLj5T/T
        EhOPFYeNwrGSAd0/qml64dL+OhbWRCEvR+Xct8Q1DuWVl+VC+6ME24LXuCtxFQ==
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         jaezjW+KY+nHeQW5oyFQII6HyCyFBnHZl00fHaCWROe+o4/9wUXWrK4MHsIHbigvLFGR
         FTS/vxQkkPllfpgSYmMgC6BKLrA9KaCA0x7sQn6r6js74PPckZoN2nPKBYgcG90xlvUa
         GNxbxHvilYwPWEAnlK84Ay8ggDwds8ub0/2bdV6aEeW226+K+YmZBXMwwCo0vjZUb6Vm
         UqGv6MEJFG69M6dNg68R8UYDLl/M/iI/P7estkwaWgkRiLglIUFoNl+10VfZj8enYxlS
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6+/75kVigMAOAKKjjytxe0XcRbK3x0/IfBumneFNi5ChMA+ohK63SI9vP7zYp3FtprtO
2r4er3DUFDmXp23NLKe1A/fCrMUz37vfw1Sqx3URZ1wSmrvKEcWppEFcXERfu3gkVJGp
2SzFxPpDS27enoHtfKaoIQeZ+ynSIXMQByurywfr8EAslK4Dj5AiHtw4+bVtH9bEovKe
ck59zopwBqFF3nCU0IweKX4FEmPKlNqr35lmEpFGeQ1EIZChZVU2I++xhLOQRNQbHiax
oVEQ==
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OBGbglq8z34hvcZF2rNHynFtS9wGZk9UQq5FqhK2Rw==
X-Google-Smtp-Source: ABdhPJykrxxj1lxK34hDDWINC84S2wKymi/b4Z0C+32yGysc4qUYMfddXmjcdnN+
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Subject: People as Reminders of Purpose (Shoutout to Legion M, Vivek Tiwary,
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---------- Forwarded message ---------
From: Jan Lucanus <jan@creativeimpulseent.com>
To: Jan Lucanus <jan@reelwurld.com>
Cc:
Bcc: <pfusco@orrick.com>
Date: Fri, 19 Nov 2021 16:04:48 -0800
Subject: People as Reminders of Purpose (Shoutout to Legion M, Vivek Tiwary, and more)
This message originated from outside your organization

Dear Friends and Colleagues,

It's been one week since we released our ReelwUrld Vision Video, and I'm in a state of deep gratitude over the beautiful notes I've received from many of you. One note in particular especially affected me. It was from Jeff Annison, president of Legion M, whom we know through our ReelwUrld advisor

John Guenther (thanks John!). Legion M has been a significant beacon of light for ReelwUrld over the years. They are the darlings of the equity crowdfunding world, having set records in the industry from launch all the way to their latest raise. For me, I've watched Jeff and his partner Paul Scanlan do what many in the film business thought was impossible with Legion M - fuel their very own studio - with the support of fans no less. In fact, I was hearing smart people tell me my vision with ReelwUrld was crazy WHILE watching Jeff and Paul prove them wrong. Therefore, you can imagine what a short note of encouragement from Jeff means to me. It got me thinking on the idea I want to share today: **finding people that remind you of your purpose.**

Before I go on, here's a few bullets on some great happenings from this past week and upcoming this weekend:

- ReelwUrld received the financial review required to launch our WeFunder campaign! That means we are days away from the official public launch, and you can still reserve your early position with perks for each tier of investment.
- We had our 23rd Hero Meetup for our Justice For Hire community last weekend. I learned powerful details on the mental work practiced by Shaolin monks from one of our cast members. Watch here.
- You can VOTE NOW for your favorite remake of an action scene from our competition with Urban Action Showcase, because...
- The Audience Choice Award will be announced SATURDAY 11.20.21 at 1pm EST / 10am PST on the UAS Facebook livestream during our panel with cast and special guest judges **Ric Meyers** (world's foremost action cinema historian & JFH cast member), **Mike Sandoval** (former Chair of New York Film Academy & ReelwUrld advisor), and **Sensei Donnie Jeffcoat** (Nickelodeon icon, martial arts trainer to Angelina Jolie on Marvel's *Eternals*).

Back to purpose, Jeff's note reminded me of something the late Wayne Dyer said during his *Power of Intention* talk. He referred to the ancient sage Patanjali as his mentor. Since my mom was so into Wayne Dyer when i was younger, I would hear this over and over and didn't get it. *How could Wayne have Patanjali as his mentor if they never knew each other?* I would ask myself.

I later understood the concept more deeply when my buddy Vivek Tiwary gave a Tedx Talk on his work creating the *Fifth Beatle* graphic novel for Darkhorse Comics. Vivek referred to the man that discovered The Beatles, manager Brain Epstein, as his "historical mentor".

Wayne Dyer's words clicked for me. I then started using this process rapidly in any area I could for self improvement.

As I identified people that deeply inspired me, I began to open my heart and mind to *feeling as if those people were teaching me directly on how to adapt their expertise to my life.* Kanye West to Kathleen Kennedy, George Lucas to Dwayne "The Rock" Johnson, Vivek (for having the best comic book creator PR campaign since Stan Lee) to Jeff & Paul for leading the new wave of audience-conscious film studios, I started feeling the same way I'd felt when I was in front of the greatest martial arts masters - like a sponge soaking up the details of a movement.

I also found this experience positioned me at a new level of coachability. I felt more magnetized than to people of great skill, and felt them more drawn to me, affording me new in-person mentors. I did find

some danger in the learning curve, as we each have to forge our own paths, and sometimes I could either leave myself too open to the ideas of others, or when mentors are coaching me, they might impose their ways on me more heavily than required. I've gotten better at maintaining equilibrium in these positions, and wanted to highlight this challenge in the process of receiving a purposeful charge from others.

The mechanics of what I'm proposing can be both simple and complex, and I'm happy to go into details for anyone interested. I would also recommend Todd Herman's *The Alter Ego Effect* for the high performance skill of giving oneself permission to embody any desired traits and behaviors (*Shoutout to Todd for being another supportive soul on this journey with JFH and ReelwUrld*). The book articulates a process used by top athletes and CEOs, and I see it to have profound spiritual implications as well that could drastically impact all religious thought, but I digress.

My point is, when few thought the idea for ReelwUrld and *Justice For Hire* could work, I would look to Jeff & Paul at Legion M. They put themselves out there and made it happen.

Higher power speaks through people. It speaks through musicians as music, to directors and producers as the films that call to them to be made. I believe the greatest of ideas are not our own, but the music of the universe being played through us. We all have to listen for the notes of the music of our daily experience.

I say, identify those people that remind you of your purpose, and consciously allow that current to go from them to you and out to the world.

The point is not to do what they do, but to honor the feeling of inspiration to do *what you need to do* to become the best version of yourself, which is the best version for the world.

Then, say thank you to those people, even if in a private way that they may not consciously be aware of. But it's great when they're aware of your existence too.

I love writing these posts. Thanks all for the continued support.

With Love,
Jan L.

Jan Lucanus
Founder - CEO
Creative Impulse - ReelwUrld™
[redacted]
www.CreativeImpulseEnt.com
ReelwUrld.com
JanLucanus.com

Find Creative Impulse™ Comics on comiXology

only for the use of the intended recipient, and is the property of Creative Impulse Entertainment, Inc. or its affiliates and subsidiaries. If you are not the intended recipient, you are hereby notified that any use of the information contained in or transmitted with the communication or dissemination, distribution, or copying of this communication is strictly prohibited by law. If you have received this communication in error, please immediately return this communication to the sender and delete the original message and any copy of it in your possession.

[redacted]ders of Purpose (Shoutout to Legion M, Vivek Tiwary, and more)

Anna Kotyza <annaevakotyza@gmail.com> Fri, Nov 19, 2021 at 5:14 PM
To: Jan Lucanus <jan@creativeimpulseent.com>

Jan,

To your success. To your learnings. I love reading this newsletter. You mirror and articulate many aspects of my own life. Sending mountains of light.
You remind me of my purpose. I honor that feeling.

Thank you for sharing,
Anna
[Quoted text hidden]
--

Anna Eva Kotyza
Portfolio: www.annaevakotyza.com
Phone: [redacted]

Vivek Tiwary <vivek@tiwaryent.com> Mon, Nov 22, 2021 at 7:35 AM
To: Jan Lucanus <jan@creativeimpulseent.com>
Cc: Jan Lucanus <jan@reelwurld.com>

You are too kind, Brother :)

Sending Love + Stay Safe,

V.

Vivek's FORBES profile: http://ow.ly/rbwm50y97IK
Vivek's TEDx Talk: http://ow.ly/D5Trw
NOW BACK ON BROADWAY!
GRAMMY + TONY AWARD WINNER - JAGGED LITTLE PILL!


"Joyful and redemptive,
rousing and real."
THE NEW YORK TIMES

"JAGGED LITTLE PILL is joyful and redemptive, rousing and real. It's the first jukebox musical to truly make sense of its genre." - NY TIMES. More info + tickets at JaggedLittlePill.com

twitter.com/VivekJTiwary
facebook.com/vivek.j.tiwary
www.tiwaryent.com

Vivek J. Tiwary
Tiwary Entertainment Group
1 Irving Place Suite P8C
New York, NY 10003
212.477.6698 ph
vivek@tiwaryent.com

On Fri, Nov 19, 2021 at 7:05 PM Jan Lucanus <jan@creativeimpulseent.com> wrote:
[Quoted text hidden]

Cynthia Cannell <cynthia@cynthiacannell.com> Mon, Nov 22, 2021 at 1:15 PM
To: Jan Lucanus <Jan@creativeimpulseent.com>

This is really beautiful, Jan - inspiring.
Cynthia

On Fri, Nov 19, 2021 at 7:05 PM Jan Lucanus <jan@creativeimpulseent.com> wrote:
[Quoted text hidden]

My film tech startup @reelwurld is pioneering a new industry of "social-filmmaking" - the process of making movies, shows, commercials and more with the audience participating in producing the content. As part of the spirit of this endeavor, we are pre-launch on our equity crowdfunding campaign to allow anyone to own a stake in the company. Take a look at our WeFunder page below:

https://wefunder.com/reelwurld

Personally, I really put myself out there on this video, as I'm bringing together skill sets that several notable people in my life told me to leave behind at one point or another at risk of being perceived as "flaky". It was a challenge for me to walk into certain rooms embodying all the cares that make up me, so I learned to compartmentalize. That was surely valuable at times, but the risk I continually faced was accepting a less integrated version of myself. I'm a creator and producer that raps and trains martial arts. I grew up in the comics business and studied video games and filmmaking. I build systems and I play in them. That's me. Therefore, in the video above, I rap, breakfall into comics, talk film, business, and more with the great people that have joined me on this journey.

Thx my team @imandraroxana @autumnnoelkelly @justiceforhire, our Board of Advisors @slrgomez @leftybackhand @tominyc1 +, and our lead investor @ryan_kerrison.

Thx @angeliebuddie for the voice, @whitneysmoore for the poise, @zachgc + @susanpickover for logo + title, @jonathan.harber @robert1er for cameos, @annaevakotyza for notes, and @thaisaquinophotography for cover art.

ReelwUrld is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.

ayellypoppins Excellent!!!!!! 🔥🙌👏🔥🙌🔥👏🔥

8:45

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Posts



of Film

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70 views · Liked by **adamgoyer**

reelwurld ReelwUrld™ is building Hollywood 2.0 starting with our app, where a social network becomes a cinematic universe for any movie or show. In our world, fans participate in—act, write, produce—all their entertainment, and share in the success of their content and ReelwUrld's technology.

Learn more about our equity crowdfunding campaign and how you can own a part of ReelwUrld on https://wefunder.com/reelwurld

The greatest story ever told is YOUR STORY, and we want to help you tell it.

ReelwUrld is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.

7

8:45

JUSTICEFORHIRE
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justiceforhire EVERY Hero, Villain, and Client in JFH should be PROUD. It's because of your efforts that this video can exist as it does. THANK EACH AND EVERY ONE OF YOU for being a part of @reelwurld's 1st crowdsourced cinematic universe. JFH is still growing, and it's just the beginning. This video marks the start of a new chapter, and anyone is welcome to join in.

ReelwUrld™ is building Hollywood 2.0 starting with our JFH app, where a social network becomes a cinematic universe for any movie or show. In our world, fans participate in—act, write, produce—all their entertainment, and share in the success of their content and ReelwUrld's technology.

Learn more about our equity crowdfunding campaign and how you can own a part of ReelwUrld on https://wefunder.com/reelwurld

The greatest story ever told is YOUR STORY, and we want to help you tell it. If you're not already on the JFH App, get on it here: https://www.justiceforhire.app

ReelwUrld is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.



Jan Lucanus @JanLucanus · 6d

The social behaviors we see on TikTok are a stepping stone to what will happen to the film & TV industry. That future of crowd creativity is what we're focused on @ReelwUrld. Join us.

wefunder.com/reelwurld

#filmmaking #cinema #larp #TikTok #movies #TV help.wefunder.com/testing-the-wa...

> **ReelwUrld** @Reelwurld · 11/15/21
>
> ReelwUrld's vision video is here! Learn how we're changing the film & TV industry with fan creativity.
>
> youtu.be/M4MJI-3pxlQ...

8:47

Tweet

ReelwUrld
@Reelwurld

ReelwUrld's vision video is here! Learn how we're changing the film & TV industry with fan creativity.

youtu.be/M4MJI-3pxIQ

Learn how you can own part of our startup at wefunder.com/reelwurld

help.wefunder.com/testing-the-wa...

#filmmaking #tech #hollywood #boxoffice #fandom #tv



WURLD

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Invest in ReelwUrld: Make movies with the world | Wefunder

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LOL I'm fully aware that that statement is so broad that it's hard not to be true. Yet, it's sincere. That's what our vision video is all about, and what ReelwUrld is pioneering with believers around the world. I hope you join us.

Thanks as usual for the love and support.

With Love,

Jan L.

Obligatory disclaimer for SEC purposes:

ReelwUrld is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.

8:52

Jan Lucanus
Founder & CEO @ ReelwUrld™, Founder @ Creative Impulse Ent., Creator of "JFH: Justice For Hire", 3X Tai C...
1w •

Just released our ReelwUrld vision video on YouTube!

https://lnkd.in/dN4AZ-fr

Check out our equity crowdfunding offering at https://lnkd.in/dVzxzE3k

ReelwUrld is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.

#cinematicuniverse #larp #cosplay #filmmaking #cinema #larping #actors #filmmakers #transmedia #tabletop #heroes #invest #investment #DC #movies #empowerment #marvel #comics #reelwurld #hero #larper #superheroes #MMORPG #storytelling #JFH #app #TakeBackOurStories #JusticeForHire #money #testing #video #MakeMoviesWithTheWorld #StarWars #cosplayers #cosplayer #gamer #gaming #gamification #tech #startup #nyc #LA #Hollywood #filmmaker #DIY #crowdfunding


REELWURLD
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8:53

ReelwUrld

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ReelwUrld
58 followers
1w •

Just released our ReelwUrld vision video on YouTube!

https://lnkd.in/dN4AZ-fr

Check out our equity crowdfunding offering at https://lnkd.in/dVzxzE3k

ReelwUrld is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.

#cinematicuniverse #larp #cosplay #filmmaking #cinema #larping #actors
#filmmakers #transmedia #tabletop #heroes #invest #investment #DC
#movies #empowerment #marvel #comics #reelwurld #hero #larper
#superheroes #MMORPG #storytelling #JFH #app #TakeBackOurStories
#JusticeForHire #money #testing #video #MakeMoviesWithTheWorld
#StarWars #cosplayers #cosplayer #gamer #gaming #gamification #tech
#startup #nyc #LA #Hollywood #filmmaker #DIY #crowdfunding



Home My Network Post Notifications 20+ Jobs

8:56

Creative Impulse Entertainment

View as member

Page Analytics Activity 1

Creative Impulse Entertainment
2 followers
1w •

Just released our ReelwUrld vision video on YouTube!

https://lnkd.in/dN4AZ-fr

Check out ReelwUrld's equity crowdfunding offering at https://lnkd.in/dVzxzE3k

ReelwUrld is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.

#cinematicuniverse #larp #cosplay #filmmaking #cinema #larping #actors
#filmmakers #transmedia #tabletop #heroes #invest #investment #DC
#movies #empowerment #marvel #comics #reelwurld #hero #larper
#superheroes #MMORPG #storytelling #JFH #app #TakeBackOurStories
#JusticeForHire #money #testing #video #MakeMoviesWithTheWorld
#StarWars #cosplayers #cosplayer #gamer #gaming #gamification #tech
#startup #nyc #LA #Hollywood #filmmaker #DIY #crowdfunding



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REELWURLD
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From the Studio that Brings You Justice For Hire... ReelwUrld

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EVERY Hero, Villain, and Client in JFH should be PROUD. It's because of your efforts that this video can exist as it does. THANK EACH AND EVERY ONE OF YOU for being a part of ReelwUrld's 1st crowdsourced cinematic universe. JFH is still growing, and it's just the beginning. This video marks the start of a new chapter, and anyone is welcome to join in.

ReelwUrld™ is building Hollywood 2.0 starting with our JFH app, where a social network becomes a cinematic universe for any movie or show. In our world, fans participate in—act, write, produce—all their entertainment, and share in the success of their content and ReelwUrld's technology.

Learn more about our equity crowdfunding campaign and how you can own a part of ReelwUrld on https://wefunder.com/reelwurld

The greatest story ever told is YOUR STORY, and we want to help you tell it. If you're not already on the JFH App, get on it here: https://www.justiceforhire.app

ReelwUrld is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.

#MakeMoviesWithTheWorld #larp #filmmaking #cinema #larping #cosplay #actors


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Jan Lucanus
Founder & CEO
REEL

#cinematicuniverse #larp #cosplay

A Social Network to Make Movies with the World | ReelwUrld - The Fan-Owned Home of Fandom

9 views • Nov 15, 2021

2 0 SHARE SAVE ...

ReelwUrld
19 subscribers

SUBSCRIBED

ReelwUrld™ is building Hollywood 2.0 starting with our app, where a social network becomes a cinematic universe for any movie or show. In our Hollywood 2.0, fans participate in—act, write, produce—all their entertainment, and share in the success of their content and ReelwUrld's technology.

Star Wars and Marvel would be nothing without a the dollars SPENT BY US on tickets, toys, streaming services, and more. We have power in entertainment when we recognize how much our stories matter to our favorite stories (film and TV franchises). The next step in entertainment is your story.

Our long-term goal is to be the fan-owned, creator-owned home of fandom. You decide what and who you want to watch, even if it's you, and you share in the profits.

Learn more about investing in ReelwUrld at https://wefunder.com/reelwurld/

ReelwUrld is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.


232dark
Please make that app 2d
evawinder87
Yesssss I want join as super hero hahaha

#cinematicuniverse #larp #cosplay

We are PROUD to present our tech startup... ReelwUrld - The 1st Social Film Studio

No views • Nov 15, 2021

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Creative Impulse Entertainment
41 subscribers

SUBSCRIBED

Our film technology startup ReelwUrld™ is building Hollywood 2.0 starting with our app, where a social network becomes a cinematic universe for any movie or show. In our Hollywood 2.0, fans participate in—act, write, produce—all their entertainment, and share in the success of their content and ReelwUrld's technology.

Star Wars and Marvel would be nothing without a the dollars SPENT BY US on tickets, toys, streaming services, and more. We have power in entertainment when we recognize how much our stories matter to our favorite stories (film and TV franchises). The next step in entertainment is your story.

Our long-term goal is to be the fan-owned, creator-owned home of fandom. You decide what and who you want to watch, even if it's you, and you share in the profits.

Learn more about investing in ReelwUrld at https://wefunder.com/reelwurld/

ReelwUrld is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.

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